Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
iGo, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8, of our reports dated March 11, 2011, relating to the consolidated balance sheets of iGo, Inc. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of iGo, Inc. and subsidiaries.
Our report refers to the Company’s adoption of the provisions of Accounting Standards Update 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which changed the accounting and reporting for variable interest entities.

/s/ KPMG LLP
Phoenix, Arizona
May 6, 2011